FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT NO. 333-207740

RESOURCE APARTMENT REIT III, INC.

SUPPLEMENT NO. 4 DATED AUGUST 4, 2016

TO THE PROSPECTUS DATED APRIL 29, 2016

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated April 29, 2016, as supplemented by Supplement No. 1 dated May 25, 2016, Supplement No. 2 dated June 14, 2016 and Supplement No. 3 dated June 30, 2016. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into an agreement to purchase a multifamily community located in Alexandria, Virginia.

Probable Real Estate Investment

On July 29, 2016, we, through our Operating Partnership, entered into an agreement to purchase a multifamily community located in Alexandria, Virginia (the “Alexandria Property”) from an unaffiliated seller. The Alexandria Property is a multifamily community with 11 units and amenities, including but not limited to storage lockers and a patio with barbeque area.

Pursuant to the agreement, we are obligated to make an earnest money deposit of $200,000. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $200,000 of earnest money. Pursuant to the purchase and sale agreement, we would be obligated to purchase the Alexandria Property only after satisfaction of agreed upon closing conditions. The purchase price of the Alexandria Property is $2.5 million plus closing costs. We intend to fund the purchase of the Alexandria Property with proceeds from this offering and debt proceeds.

The Alexandria Property encompasses 6,350 rentable square feet. The Alexandria Property was constructed in 1950 and is currently 100% leased. The average occupancy rate of the Alexandria Property during 2015 was 76%. The seller was unable to provide average occupancy rates for 2011, 2012, 2013 and 2014.

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, for 2015 was $1,475. The seller was unable to provide average effective monthly rental rate per unit for 2011, 2012, 2013 and 2014.

We believe that the Alexandria Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the Alexandria Property. We intend to upgrade common areas and unit interiors.

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